UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PBF Energy Inc. (the “Issuer”)
(Name of Issuer)

Class A Common Stock, $0.001 par value per share (the “Class A Common Shares”)
(Title of Class of Securities)

69318G106
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318G106	Page 2 of 15

1	NAMES OF REPORTING PERSONS
Carlos Slim Helú

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(1) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 3 of 15

1	NAMES OF REPORTING PERSONS
Carlos Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(2) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 4 of 15

1	NAMES OF REPORTING PERSONS
Marco Antonio Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(3) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 5 of 15

1	NAMES OF REPORTING PERSONS
Patrick Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(4) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(4) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 6 of 15

1	NAMES OF REPORTING PERSONS
María Soumaya Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(5) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(5) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 7 of 15

1	NAMES OF REPORTING PERSONS
Vanessa Paola Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(6) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(6) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 8 of 15

1	NAMES OF REPORTING PERSONS
Johanna Monique Slim Domit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(7) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(7) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 9 of 15

1	NAMES OF REPORTING PERSONS
Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
México

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(8) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(8) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 10 of 15

1	NAMES OF REPORTING PERSONS
Carso Energy Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
21,595,901 Class A Common Shares (See Item 4(c))

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
21,595,901 Class A Common Shares (See Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,595,901(9) Class A Common Shares (See Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.0% of the total Class A Common Shares outstanding (See Item 4(b))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
C

(9) Aggregate amount beneficially owned by the reporting person as of February 14, 2020. The amount beneficially owned by the reporting person as of December 31, 2019 was 20,066,534 Class A Common Shares.

CUSIP No. 69318G106	Page 11 of 15

Item 1.

(a)	Name of Issuer:

PBF Energy Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

Item 2.

(a)	Name of Persons Filing:

This statement is filed pursuant to Rule 13d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V. (“Inversora Carso”).

(2)

Inversora Carso, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies. Inversora Carso owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V.

(3)

Carso Energy Corp., a corporation organized under the laws of Delaware, is a holding company with portfolio investments in various companies in the oil and gas and electricity industries. Carso Energy Corp. is a wholly-owned subsidiary of Carso Electric, S.A. de C.V, a wholly-owned subsidiary of Carso Energy, S.A. de C.V., a subsidiary of Grupo Carso, S.A.B. de C.V. (“Grupo Carso”).  The members of the Slim Family are beneficiaries of a Mexican trust which controls Grupo Carso.

(b)	Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México, México

(ii) Inversora Carso’s principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Sección III
Miguel Hidalgo, Ciudad de México, México, 11000

CUSIP No. 69318G106	Page 12 of 15

(ii) Carso Energy Corp.’s principal business address is:

900 Avenue S
Grand Prairie, TX 75050

(c)	Citizenship:

Each member of the Slim Family is a Mexican citizen. Inversora Carso is a Mexican corporation. Carso Energy Corp. is a Delaware corporation.

(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (the “Class A Common Shares”)

(e)	CUSIP Number:

69318G106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 69318G106	Page 13 of 15

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of the date of this filing, (i) Inversora Carso, directly or indirectly, owns 21,595,901 Class A Common Shares, (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Inversora Carso, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned, directly or indirectly, by Inversora Carso and Carso Energy Group, and (iii) Carso Energy Corp. may be deemed to be part of a group with Inversora Carso and the Slim Family pursuant to Rule 13d-5(b) and therefore may be deemed to beneficially own, directly or indirectly, the Class A Common Shares owned by Inversora Carso and the Slim Family.

(b)	Percent of Class:

The Class A Common Shares beneficially owned by the Slim Family constitute approximately 18.0% of the 119,843,868 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 31, 2019.

The Class A Common Shares beneficially owned by Inversora Carso constitute approximately 18.0% of the 119,843,868 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019.

The Class A Common Shares beneficially owned by Carso Energy Corp. constitute approximately 18.0% of the 119,843,868 issued and outstanding Class A Common Shares, as reported in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote:

As to the Slim Family: 21,595,901 Class A Common Shares
As to Inversora Carso: 21,595,901 Class A Common Shares
As to Carso Energy Corp.: 21,595,901 Class A Common Shares

(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or direct the disposition of:

As to the Slim Family: 21,595,901 Class A Common Shares
As to Inversora Carso: 21,595,901 Class A Common Shares
As to Carso Energy Corp.: 21,595,901 Class A Common Shares

CUSIP No. 69318G106	Page 14 of 15

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Class A Common Shares reported as beneficially owned by Inversora Carso include Class A Common Shares owned by its subsidiary Control Empresarial de Capitales S.A. de C.V.

Item 8.	Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Inversora Carso, S.A. de C.V. and Carso Energy Corp.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

The Powers of Attorney for the members of the Slim Family and Inversora Carso, which are filed as exhibits to the Form 4 filed by the Slim Family and Inversora Carso with the SEC on February 12, 2018 in connection with their sale of Class A Common Shares, par value $0.10 per share of The New York Times Company, are hereby incorporated herein by reference. The Power of Attorney for Carso Energy Corp. and the Joint Filing Agreement among the Slim Family, Inversora Carso and Carso Energy Corp., filed as Exhibit 99-1 and Exhibit 99-2, respectively, to the Schedule 13G/A filed by the Slim Family, Inversora Carso, and Carso Energy Corp. with the SEC on November 13, 2019 in connection with their ownership of the Issuer, are hereby incorporated herein by reference.

CUSIP No. 69318G106	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By:	/s/ Marco Antonio Slim Domit
Marco Antonio Slim Domit
Marco Antonio Slim Domit		Attorney-in-Fact
February 14, 2020
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INVERSORA CARSO, S.A. DE C.V.

By: Armando Ibáñez Vasquez
Title: Attorney-in-Fact

CARSO ENERGY CORP.

By: Luis Fernando Meillon Del Pando
Title: Attorney-in-Fact